Mail Stop 4561

October 20, 2006

By U.S. Mail and Facsimile to (703) 820-2005

C.W. Gilluly, Ed.D.
Chief Financial Officer
Amasys Corporation
625 N. Washington Street, Suite 301
Alexandria, Virginia 22314

>   **Re: Amasys Corporation**
>   **Form 10-KSB for Fiscal Year Ended June 30, 2005**
>   **Filed September 28, 2005**
>   **File No. 000-21555**

Dear Mr. Gilluly:

We have reviewed your response dated March 7, 2006, and have the following additional comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We continue to evaluate your response to prior comment 1.

2. In our letter dated January 27, 2006, we requested that management make certain representations to us. We note that your counsel has made such representations on your behalf. We believe such representations should be made by management. In response to this comment letter, please represent the following to us:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3. We note your response to prior comments 2, 3, 4, 6, 9, and 11. We continue to believe that the financial statements you have currently on file require an amendment in response to these prior comments. Please revise your financial statements accordingly.

Note 2: Summary of Significant Accounting Policies
Derivative Instruments, page F-7

4. Please refer to prior comment 7. Please revise to disclose how management determined it could rely upon a valuation by an unqualified professional. Please tell us the name of the professional performing the valuation and the firm with which that professional is affiliated.

5. Please refer to prior comment 8. We note your response to our prior comment, but we do not believe that you have provided any information regarding the changes in the valuation of the derivative. Please provide us an analysis of the changes in the derivative valuation including any changes in the inputs to the valuation model, which would impact valuation, and provide your basis supporting such changes. In order to facilitate our review of the disclosure, please provide us a rollforward of the derivative from 2002 through the present time.

Fair Value of Financial Instruments, page F-9

6. Please refer to prior comment 10. We continue to believe that the fair value of the note can be determined. Please revise to disclose the fair value of the note receivable from Comtex based upon the guidance of Appendix A of SFAS 107.

Note 6: Earnings per Share, page F-12

7. Please refer to prior comment 12. Please revise to disclose the number of shares of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

*   *   *

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. We recommend that you provide us drafts of the revised pages of your filings prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response and amendment via EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant